December 8, 2008
VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY
Mr. Matthew Crispino
Staff Attorney
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
Definitive Proxy Statement
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File No. 000-23999
Dear Mr. Crispino:
     We represent Manhattan Associates, Inc. (the “Company”). The Company has received the Staff’s comment letter dated November 26, 2008 with respect to the above-referenced filings. Per our telephone conversation of earlier today, the Company hereby requests that the Staff accept a deferral of the date for the Company’s response to the Comment Letter to January 2, 2009. This request is based on the need to obtain thorough review by the Company’s senior management and the Compensation Committee of the Board of Directors before the Company’s responses are submitted to the Staff.
     Based on our telephone conversation, I understand that the Company’s proposal is acceptable to the Staff. If there are questions or concerns about the Company’s request after review of this letter, please do not hesitate to contact me by telephone at (404) 815-6051.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
A Partner

cc:	David Dabbiere Manhattan Associates, Inc.